Club Versante Group Limited

Suite 1205

8400 West Road

Richmond BC V6X 0S7

Canada

June 11, 2026

Via Edgar

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Blaise Rhodes
Angela Lumley
Scott Anderegg
Dietrich King

Re:	Club Versante Group Ltd
Request for Withdrawal of Registration Statement on Form F-1, as amended (File No. 333-288678)

Ladies and Gentlemen:

On July 15, 2025, Club Versante Group Limited (the “Company”) initially filed with the U.S. Securities and Exchange Commission (the “Commission”) the above-referenced registration statement on Form F-1 (including all exhibits and any amendments thereto) (the “Registration Statement”), which has not been declared effective.

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement, effective as of the date hereof or at the earliest practicable date hereafter. The Company is requesting withdrawal because it does not intend to proceed with the public offering contemplated by the Registration Statement at this time. The Company confirms that no securities have been issued or sold under the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use by the Company.

Please direct any questions or comments regarding this matter to the Company’s U.S. counsel, Concord & Sage PC, attention: Kyle Leung, Esq., at +1 929-989-7572.

Thank you for your assistance in this matter.

Very truly yours,

Club Versante Group Limited

By:	/s/ Chung Lin Ching
Name:	Chung Lin Ching
Title:	Chief Executive Officer and Director

cc:	Kyle Leung, Esq.